SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2013

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion of the financial condition and results of operations of Braskem S.A., or Braskem, should be read in conjunction with Braskem’s unaudited consolidated interim financial information at March 31, 2013 and for the three-month periods ended March 31, 2013 and 2012, filed with the United States Securities and Exchange Commission, or the SEC, on May 13, 2013, which we refer to as the Braskem First Quarter Financial Statement Report, the information presented under the sections entitled “Presentation of Financial and Other Information” and “Item 3. Key Information—Selected Financial Information,” “Item 5: Operating and Financial Review and Prospects,” “Item 11: Quantitative and Qualitative Disclosures about Market Risk” and Braskem’s audited consolidated financial statements as of December 31, 2012 and 2011 and for the three years ended December 31, 2012 included in Braskem’s annual report on Form 20-F for the fiscal year ended December 31, 2012, filed with the SEC on April 8, 2013, which we refer to as the Braskem Annual Report.

The following discussion contains forward-looking statements that involve risks and uncertainties. Braskem’s actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth herein under “Forward-Looking Statements” and in “Item 3. Key Information—Risk Factors” in the Braskem Annual Report.

The following discussion and analysis of our financial condition and results of operations has been organized to present the following:

•         a brief overview of our company and the principal factors that have influenced our results of operations during the three months ended March 31, 2013;

•         a review of our financial presentation;

•         a discussion of developments since March 31, 2013 that may materially affect our results of operations, financial condition and liquidity;

•         a discussion of our results of operations for the three-month periods ended March 31, 2013 and 2012; and

•         a discussion of our liquidity and capital resources, including our cash flows for the three-month period ended March 31, 2013 and our material short-term and long-term indebtedness at March 31, 2013.

Overview

We are the largest producer of thermoplastic resins in the Americas, based on annual production capacity of our 29 plants in Brazil, five plants in the United States and two plants in Germany as of March 31, 2013. We are the only producer of ethylene, polyethylene and polypropylene in Brazil. We produce a diversified portfolio of petrochemical and thermoplastic products and have a strategic focus on thermoplastic resins, including polyethylene, polypropylene and polyvinyl chloride, or PVC. We are also the third largest Brazilian-owned private sector industrial company, based on net sales revenue in 2011 (the latest year for which such information is available). We recorded net sales revenue of R$9,295.7 million and net income of R$226.8 million during the three-month period ended March 31, 2013, and net sales revenue of R$35,513.4 million and a net loss of R$738.3 million during the year ended December 31, 2012.

Our results of operations for the three month periods ended March 31, 2013 and 2012 have been influenced, and our results of operations will continue to be influenced, by a variety of factors, including:

•      the growth rate of Brazilian GDP, which affects the demand for our products and, consequently, our domestic sales volume;

•      the expansion of global production capacity for the products that we sell and the growth rate of the global economy;

•      the international market price of naphtha, our principal raw material, expressed in dollars, which has a significant effect on the cost of producing our products and the average price of which declined by 6.9% during the three-month period ended March 31, 2013 compared to the corresponding period of 2012;

•      the average domestic prices of our principal products expressed in dollars, which fluctuate to a significant extent based on fluctuations of international prices for these products and which also have a high correlation to our raw material costs;

•      our capacity utilization rates, which declined during the three-month period ended March 31, 2013 compared to the corresponding period of 2012, primarily as a result of downtime of some of our furnaces in the Southern Complex and Northeastern Complex in connection with repairs to some of their heating coils following power interruptions that occurred in December;

•      government industrial policy adopted by the government of Brazil, including the increase of the Brazilian import tariff for polyethylene from 14% to 20% in October 2012 and the impact of Brazilian legislation regarding ICMS tax rates described under “Item 5. Operating and Financial Review and Prospects—Principal Factors Affecting Our Results of Operations—Effects of Brazilian Industrial Policy—Increased Import Duties on Polyethylene” and “—Import Tariffs at Local Ports” in the Braskem Annual Report;

•      sales outside Brazil which increased to R$3.8 billion during the three-month period ended March 31, 2013 from R$3.6 billion during the corresponding period of 2012;

•      changes in the real/U.S. dollar exchange rate, including the 1.5% appreciation of the Brazilian real  against the U.S. dollar during the three-month period ended March 31, 2013 compared to the 2.9% appreciation of the Brazilian real  against the U.S. dollar during the corresponding period of 2012, which have affected our financial expenses as a result of our significant U.S. dollar-denominated liabilities that require us to make principal and interest payments in U.S. dollars;

•      the level of our outstanding indebtedness, fluctuations in benchmark interest rates in Brazil, which affect our interest expenses on our real-denominated floating rate debt, and fluctuations in the LIBOR rate, which affect our interest expenses on our dollar-denominated floating rate debt;

•      the inflation rate in Brazil, which was 0.82% during the three-month period ended March 31, 2013 compared to 0.93% during the corresponding period of 2012, in each case, as measured by the General Price Index—Internal Availability (Índice Geral de Preços—Disponibilidade Interna), or the IGP-DI, and the effects of inflation on our operating expenses denominated in reais  and our real-denominated debt that is indexed to take into account the effects of inflation or bears interest at rates that are partially adjusted for inflation; and

•      the tax policies adopted by, and resulting tax obligations to, the Brazilian government and the governments of the Brazilian states in which we operate.

Presentation of Financial Statements

We have prepared our unaudited consolidated interim financial information at March 31, 2013 and for the three-month periods ended March 31, 2013 and 2012 in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or the IASB.

As a result of our decision to dispose of QuantiQ and IQAG, we recorded the operations of these subsidiaries in our income statement as discontinued operations during 2012 and ceased recording the results of our distribution segment in our income statement as from January 1, 2013.

As a result of our decision to dispose of our former subsidiary Cetrel, which we sold in December 2012, and our former subsidiary Braskem Distibuidora, which we sold in December 2012, we recorded the operations of these subsidiaries on our income statement as discontinued operations during 2012. In accordance with IFRS, we have not made adjustments to our balance sheet regarding these former subsidiaries as of December 31, 2012. For more details, see note 3 to the Braskem First Quarter Financial Statement Report.

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Business Segments

We believe that our organizational structure as of March 31, 2013 reflected our business activities and corresponded to our principal products and production processes. As described in “—Results of Operations,” we no longer record results for our distribution segment as the operations of this segment are accounted for as discontinued operations. As of March 31, 2013, we had four production business units and reported our results by four corresponding segments to reflect this organizational structure:

•      Basic Petrochemicals—This segment includes (1) our production and sale of basic petrochemicals at the Northeastern Complex and the Southern Complex, (2) our production and sale of basic petrochemicals at the São Paulo Complex and the Rio de Janeiro Complex as from May 1, 2010 as a result of our acquisition of control of Quattor, and (3) our supply of utilities produced at these complexes to second generation producers, including some producers owned or controlled by our company.

•      Polyolefins—This segment includes the production and sale of polyethylene, including the production of “green polyethylene” from renewable resources, and polypropylene by our company, excluding the operations of Braskem Europe and its subsidiary Braskem America, and including the production and sale of polyethylene and polypropylene by the polyethylene and polypropylene plants acquired as part of the Quattor Acquisition as from May 1, 2010 as a result of our acquisition of control of Quattor.

•      USA and Europe—This segment, formerly named the International Business segment, includes (1) the operations of Braskem America, which consists of the production and sale of polypropylene in the United States, and (2) following the Dow Polypropylene Acquisitions, the operations of the two polypropylene plants in Germany. This segment began reporting as from April 1, 2010 as a result of the Sunoco Chemicals Acquisition.

•      Vinyls—This segment includes our production and sale of PVC, caustic soda and EDC. We produce EDC, the principal feedstock used in the production of PVC. In 2012, we used all of our EDC production for further processing into PVC. Although we have historically sold EDC to third parties, we do not expect to do so in the future due to the opening of our new PVC plant in Alagoas in August 2012, as a result of which we expect to use all of the EDC we produce internally.

We have included a reconciliation of the results of operations of our segments, as they existed as of March 31, 2013 and 2012, to our consolidated results of operations under “—Results of Operations” below.

Recent Developments

Incurrence of Short-Term Indebtedness

In April 2013, we entered into three foreign exchange contracts (Adiantamento sobre Contrato de Câmbio), or ACCs, with two Brazilian financial institutions in the aggregate principal amount of US$150.0 million in connection with the export of petrochemical products. Under the contracts, we are obligated to export goods in the amount of US$150.0 million prior to the end of June 2013.

Tax Relief on PIS and COFINS Rates for Feedstocks

On May 8, 2013, the Brazilian government approved a measure to reduce the rate of PIS and COFINS taxes applicable to the acquisition of feedstock by first- and second-generation petrochemical producers to 1% during the fiscal years 2013, 2014 and 2015. These reduced tax rates apply to (1) naphtha, HLR, ethane, propane, butane, which previously had PIS and COFINS tax rates of 5.6% and (2) ethylene, propylene, butene, butadiene, orthoxylene, benzene, toluene, isoprene and paraxylene, which previously had PIS and COFINS tax rates of 9.25%. As of 2016, the incentive reductions in PIS and COFINS taxes applicable to the acquisition of these feedstocks will decrease gradually until 2018.

Results of Operations for the Three-Month Period Ended March 31, 2013 Compared with Three-Month Period Ended March 31, 2012

The following discussion of our results of operations is based on our consolidated financial statements prepared in accordance with IFRS.

As a result of our decision to dispose of QuantiQ and IQAG, we recorded the operations of these subsidiaries in our income statement as discontinued operations during 2012 and ceased recording the results of our distribution segment in our income statement as from January 1, 2013.

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As a result of our decision to dispose of our former subsidiary Cetrel, which we sold in December 2012, and our former subsidiary Braskem Distibuidora, which we sold in December 2012, we recorded the operations of these subsidiaries in our income statement as discontinued operations during 2012.

The following tables set forth the results of each of our segments and the reconciliation of these results of our segments to our consolidated results of operations. This segment information was prepared on the same basis as the information that our senior management uses to allocate resources among segments and evaluate their performance. We evaluate and manage the performance of our segments based on information generated from our statutory accounting records maintained in accordance with IFRS, and reflected in our consolidated financial statements.

	Three-Month Period Ended March 31, 2013
	Net sales revenue	Cost of products sold	Gross profit	Selling, general, administrative and distribution expenses	Results from equity investments	Other operating income (expense), net(1)	Operating profit (loss)
	(in millions of reais)

Basic Petrochemicals	R$5,983.7	R$(5,555.9)	R$427.8	R$(122.1)	R$—	R$(21.5)	R$284.2
Polyolefins	3,858.1	(3,409.4)	448.7	(205.0)	—	(0.4)	243.3
USA and Europe	1,606.0	(1,511.2)	94.8	(61.7)	—	1.1	34.2
Vinyls	644.5	(593.5)	51.0	(40.4)	—	6.6	17.2
Total segments	12,092.3	(11,070.0)	1,022.3	(429.2)	—	(14.2)	578.9
Other segment(2)	22.0	(24.7)	(2.7)	(11.4)	—	(2.4)	(16.5)
Corporate unit(3)	—	—	—	(67.3)	(24.6)	(12.4)	(104.3)
Eliminations(4)	(2,818.6)	2,779.1	(39.5)	—	19.8	—	(19.7)
Consolidated	R$9,295.7	R$(8,315.6)	R$980.1	R$(507.9)	R$(4.8)	R$(29.0)	R$438.4

	Three-Month Period Ended March 31, 2012
	Net sales revenue	Cost of products sold	Gross profit	Selling, general, administrative, and distribution expenses	Results from equity investments	Other operating income (expense), net(1)	Operating profit (loss)
	(in millions of reais)

Basic Petrochemicals	R$5,651.7	R$(5,288.4)	R$363.3	R$(109.2)	R$—	R$(3.5)	R$250.6
Polyolefins	3,267.5	(3,113.9)	153.6	(222.7)	—	0.0	(69.1)
USA and Europe	1,301.5	(1,212.4)	89.1	(48.7)	—	(0.1)	40.3
Vinyls	449.7	(444.6)	5.1	(30.2)	—	(0.3)	(25.4)
Total segments	10,670.4	(10,059.3)	611.1	(410.8)	—	(3.9)	196.4
Other segment(2)	27.0	(22.5)	4.5	(15.2)	—	1.0	(9.7)
Corporate unit(3)	—	—	—	(51.2)	(2.1)	194.9	141.6
Eliminations(4)	(2,625.7)	2,599.8	(25.9)	—	—	—	(25.9)
Consolidated	R$8,071.7	R$(7,482.0)	R$589.7	R$(477.1)	R$(2.1)	R$191.9	R$302.4

_______________________________________

(1)   Includes research and development.

(2)   Includes revenues and expenses of Braskem Idesa S.A.P.I. and revenues and expenses related to sales of cyclohexane and cyclohexanone.

(3)   Represents expenses of Braskem that are not allocated to any particular segment.

(4)   Eliminations consist primarily of intersegment sales, which are made on an arm's-length basis.

The following table sets forth consolidated financial information for the three-month periods ended March 31, 2013 and 2012.

	Three-Month Period Ended March 31,
	2013	2012	% Change
	(in millions of reais)

Net sales revenue	R$9,295.7	R$8,071.7	15.2
Cost of products sold	(8,315.6)	(7,482.0)	11.1
Gross profit	980.1	589.7	66.2
Income (expenses):
Selling	(99.6)	(91.0)	9.5
Distribution	(146.8)	(130.0)	12.9
General and administrative	(237.0)	(231.7)	2.3
Research and development	(24.6)	(24.4)	0.8
Results from equity investments	(4.7)	(2.1)	123.8
Other operating income (expenses), net	(29.0)	191.9	(115.1)
Operating profit	438.4	302.4	45.0
Financial results:
Financial expenses	(230.1)	(192.8)	19.3
Financial income	122.9	85.6	43.6
Profit (loss) before income tax and social contribution	331.2	195.2	69.7
Income tax and social contribution	(104.4)	(53.1)	96.6
Profit (loss) from continuing operations	226.8	142.1	59.6
Results from discontinued operations	—	10.1	(100.0)
Profit (loss)	R$226.8	R$152.2	49.0

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In the following discussion, references to increases or decreases in any period are made by comparison with the corresponding prior period, except as the context otherwise indicates.

Net Sales Revenue

Net sales revenue increased by 15.2% during the three-month period ended March 31, 2013, primarily as a result of (1) an 18.1% increase in net sales revenue of our Polyolefins segment, (2) a 5.9% increase in net sales revenue of our Basic Petrochemicals segment, (3) a 23.4% increase in net sales revenue of our USA and Europe segment, and (4) a 43.3% increase in net sales revenue of our Vinyls segment. Eliminations of net sales revenues of our segments in consolidation, primarily reflecting intercompany sales of basic petrochemicals by our Basic Petrochemicals segment to our other segments, increased by 7.3% during the three-month period ended March 31, 2013.

Net Sales Revenue of Basic Petrochemicals Segment

Net sales revenue of the Basic Petrochemicals segment increased by 5.9% during the three-month period ended March 31, 2013, primarily as a result of (1) a 13.1% increase in net sales revenue generated by sales of basic petrochemicals (which exclude condensate, fuels, intermediates and utilities) to our other business units to R$2,665.2 million during the three-month period ended March 31, 2013 from R$2,355.5 million during the corresponding period of 2012, and (2) a 6.2% increase in net sales revenue generated by sales of basic petrochemicals to third parties to R$2,225.2 million during the three-month period ended March 31, 2013 from R$2,095.4 million during the corresponding period of 2012.

Net sales revenue generated by sales of:

•      naphtha and condensate declined by 37.4% to R$408.7 million during the three-month period ended March 31, 2013 from R$652.9 million during the corresponding period of 2012, primarily as a result of (1) reduced arbitrage opportunities during the three-month period ended March 31, 2013, and (2) the 6.9% decline in the average Amsterdam-Rotterdam-Antwerp market price of naphtha in U.S. dollars to US$945 during the three-month period ended March 31, 2013 from US$1,015 during the corresponding period of 2012, the effects of which were partially offset by the 12.9% average depreciation of the real against the U.S. dollar, measured as the change between the average selling rate of the real  prevailing during the three-month period ended March 31, 2013and the average selling rate prevailing during the three-month period ended March 31, 2012 (in each case, as reported by the Central Bank of Brazil);

•      intermediates, including cumene, increased by 47.8% to R$233.7 million during the three-month period ended March 31, 2013 from R$158.1 million during the corresponding period of 2012, primarily as a result of a scheduled maintenance shutdown during the second half of March 2012 at the plant of our principal customer for cumene;

•      fuels increased by 24.1% to R$304.5 million during the three-month period ended March 31, 2013 from R$245.3 million during the corresponding period of 2012, primarily as a result of a 32.2% increase in net sales revenue generated by sales of automotive gasoline during the three-month period ended March 31, 2013, the effects of which were partially offset by a 47.7% decline in net sales revenue generated by sales of fuel products (other than automotive gasoline); and

•      utilities, including sales of utilities to our other segments, increased by 1.3% to R$146.4 million during the three-month period ended March 31, 2013 from R$144.6 million during the corresponding period of 2012.

5

The most significant factors contributing to the increase of net sales revenue generated by sales of basic petrochemicals to third parties were (1) a R$115.4 million, or 18.6%, increase in net sales revenue generated by sales of BTX products to third parties, and (2) an R$80.9 million, or 22.8%, increase in net sales revenue generated by sales of ethylene to third parties. The effects of these increases were partially offset by a R$25.8 million, or 6.8%, decline in net sales revenue generated by sales of butadiene to third parties.

Sales volume of ethylene to third parties, all of which is sold in the domestic market, declined by 4.1% to approximately 130,900 tons during the three-month period ended March 31, 2013 from approximately 136,400 tons during the corresponding period of 2012, principally due to a lower operational rate and lower production volume, as a consequence of the downtime of some of our furnaces in Southern Complex and Northeastern Complex following power interruptions that occurred in December. The average prices that we realized for sales of ethylene increased primarily as a result of the 6.3% increase in the average Western Europe contract price of ethylene in euros, as reported by IHS, Inc., or IHS, and the effects of the 13.7% average depreciation of the real against the euro, measured as the change between the average selling rate of the real  prevailing during the three-month period ended March 31, 2013and the average selling rate prevailing during the three-month period ended March 31, 2012 (in each case, as reported by the Central Bank of Brazil).

Sales volume of propylene to third parties declined by 11.3% to approximately 95,100 tons during the three-month period ended March 31, 2013 from approximately 107,200 tons during the corresponding period of 2012, principally due to a lower operational rate and lower production volume, as a consequence of the downtime of some of our furnaces in Southern Complex and Northeastern Complex following power interruptions that occurred in December. Domestic sales volume of propylene to third parties declined by 10.1% during the three-month period ended March 31, 2013. Export sales volume of propylene declined by 12.8% during the three-month period ended March 31, 2013. The average prices that we realized for sales of propylene increased primarily as a result of (1) the 0.9% increase in the average Western Europe contract price of propylene in euros, as reported by IHS, and the effects of the average depreciation of the real against the euro, and (2) the 9.2% increase in the average North American contract price of propylene in U.S. dollars, as reported by IHS, and the average depreciation of the real against the U.S. dollar.

Net sales revenue generated by sales of BTX products to third parties increased primarily as a result of the 38.8% increase in net sales revenue generated by sales of benzene to third parties, primarily due to the increase in prices that we realized for this product. Sales volume of benzene to third parties declined by 2.8% to approximately 142,000 tons during the three-month period ended March 31, 2013 from approximately 146,100 tons during the corresponding period of 2012. Domestic sales volume of benzene to third parties declined by 7.2%, while export sales volume of benzene increased by 10.5%. The average prices that we realized for sales of benzene increased primarily as a result of the 20.8% increase in the average North American contract market price of benzene in U.S. dollars, as reported by IHS, and the effects of the average depreciation of the real  against the U.S. dollar.

Sales volume of butadiene to third parties increased by 33.5% to approximately 98,200 tons during the three-month period ended March 31, 2013 from approximately 73,600 tons during the corresponding period of 2012, principally as a result of the increase in our butadiene production capacity of as a result of the commencement of operations of our new butadiene plant in the Southern Complex in the second half of 2012. Domestic sales volume of butadiene to third parties declined by 0.8% during the three-month period ended March 31, 2013. Export sales volume of butadiene increased by 159.7% during the three-month period ended March 31, 2013. The average prices that we realized for sales of butadiene declined primarily as a result of the 36.4% decline in the average U.S. Gulf contract price of butadiene in U.S. dollars, as reported by IHS, the effects of which were partially offset by the average depreciation of the real  against the U.S. dollar.

Net Sales Revenue of Polyolefins Segment

Net sales revenue of the Polyolefins segment increased by 18.1% during the three-month period ended March 31, 2013, primarily as a result of a 21.4% increase in net sales revenue generated by sales of polyethylene, and a 15.4% increase in net sales revenue generated by sales of polypropylene.

Sales volume of polyethylene declined by 3.5% to approximately 606,500 tons during the three-month period ended March 31, 2013 from approximately 628,400 tons during the corresponding period of 2012, primarily as a result of production constraints in our ethylene facilities. Domestic sales volume of polyethylene increased by 8.3% during the three-month period ended March 31, 2012, principally as a result of the increased demand for polyethylene products from producers of industrial films, bags, blow molding and automotive pieces, reflecting the improved performance of the Brazilian market and the recovery in our market share. Export sales volume of polyethylene declined by 24.6% during the three-month period ended March 31, 2013, principally due to the reallocation of available polyethylene to the domestic market. The average prices that we realized for sales of polyethylene increased primarily as a result of the average depreciation of the real against the U.S. dollar, the effects of which were partially offset by the 0.4%,1.9% and 1.7% declines in the average North American contract prices in U.S. dollars, as reported by IHS, of HDPE, LLDPE and LDPE, respectively.

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Sales volume of polypropylene declined by 6.7% to approximately 381,800 tons during the three-month period ended March 31, 2013 from approximately 409,200 tons during the corresponding period of 2012, primarily as a result of a strategic decision to increase our inventories in the first quarter of 2013 to ensure that we will be able to serve our customers in the domestic polyolefin market during the scheduled maintenance shutdown of one of our polypropylene plants in the São Paulo Complex, which is scheduled to occur in July 2013. Domestic sales volume of polypropylene increased by 2.7% during the three-month period ended March 31, 2012, primarily as a result of the increased demand for polypropylene products from producers of BOPP, compounds, housewares and disposables, reflecting the improved performance of the Brazilian market and the recovery in our market share. Export sales volume of polypropylene declined by 35.0% as a result of the reallocation of available polypropylene to the domestic market. The average prices that we realized for sales of polypropylene increased primarily as a result of (1) the average depreciation of the real against the U.S. dollar and (2) the increase of  6.1% in the spot prices of the Northeast Asian market, according to IHS.

Net Sales Revenue of USA and Europe Segment

Net sales revenue of the USA and Europe segment increased by 23.4% during the three-month period ended March 31, 2013, primarily as a result of increased prices from polypropylene sales in this segment and a 0.7% increase in sales volume of polypropylene by this segment to approximately 430,900 tons during the three-month period ended March 31, 2013 from 428,000 tons during the corresponding period of 2012. The average prices that we realized for sales of polypropylene by this segment increased primarily as a result of (1) the 9.2% increase in the average North American contract price of propylene in U.S. dollars, as reported by IHS, and the effects of the average depreciation of the real against the U.S. dollar, and (2) the 0.9% increase in the average Western Europe contract price of propylene in euros, as reported by IHS, and the effects of the average depreciation of the real against the euro.

Net Sales Revenue of Vinyls Segment

Net sales revenue of the Vinyls segment increased by 43.3% during the three-month period ended March 31, 2013, primarily as a result of a 55.8% increase in net sales revenue generated by sales of PVC, and a 19.9% increase in net sales revenue generated by sales of caustic soda.

Sales volume of PVC, substantially all of which we sold in the domestic market during the three-month periods ended March 31, 2013 and 2012, increased by 26.7% to approximately 166,200 tons during the three-month period ended March 31, 2013 from approximately 131,200 tons during the corresponding period of 2012, primarily as a result of our increased production capacity as a result of the commencement of operations of our new PVC plant in Alagoas in August 2012. The average prices that we realized for sales of PVC increased primarily as a result of (1) the 4.8% increase in the average Northeast Asian spot market prices of PVC in U.S. dollars, as reported by IHS, and (2) the effects of the average depreciation of the real against the U.S. dollar.

Sales volume of caustic soda, all of which we sold in the domestic market during the three-month periods ended March 31, 2013 and 2012, increased by 4.6% to approximately 121,100 tons during the three-month period ended March 31, 2013 from approximately 115,800 tons during the corresponding period of 2012, primarily as a result of stronger demand for caustic soda, primarily from the pulp & paper and the chemical industries. The average prices that we realized for sales of caustic soda increased primarily as a result of the average depreciation of the real against the U.S. dollar, the effects of which were partially offset by a 3.1% decline in the average North American spot market prices of caustic soda in U.S. dollars, as reported by IHS.

Cost of Products Sold and Gross Profit

Cost of products sold increased by 11.1% during the three-month period ended March 31, 2013, primarily as a result of (1) a 24.6% increase in the cost of products sold of the USA and Europe segment, (2) a 9.5% increase in the cost of products sold of the Polyolefins segment, (3) a 5.1% increase in the cost of products sold of the Basic Petrochemicals segment, and (4) a 33.5% increase in the cost of products sold of the Vinyls segment. Eliminations of cost of products sold of our segments in consolidation, primarily reflecting the costs of basic petrochemicals purchases by our Polyolefins and Vinyls segments from our Basic Petrochemicals segment, increased by 6.9% during the three-month period ended March 31, 2013.

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Consolidated gross profit increased by 66.2% during the three-month period ended March 31, 2013. Gross margin (gross profit as a percentage of net sales revenue) increased to 10.5% during the three-month period ended March 31, 2013 from 7.3% during the corresponding period of 2012.

Cost of Products Sold and Gross Profit of Basic Petrochemicals Segment

Cost of products sold of the Basic Petrochemicals segment increased by 5.1% during the three-month period ended March 31, 2013, primarily as a result of the effects of the average depreciation of the real  against the U.S. dollar on the cost in reais  of naphtha, which effects were partially offset by (1) a 4.1% decline in the total sales volume of basic petrochemicals of our Basic Petrochemicals Unit, and (2) the 6.9% decline in the average Amsterdam-Rotterdam-Antwerp market price of naphtha in U.S. dollars as reported by IHS to US$945 during the three-month period ended March 31, 2013 from US$1,015 during the corresponding period of 2012. Naphtha and condensate accounted for 83.6% of the Basic Petrochemicals segment’s cost of sales and services rendered during the three-month period ended March 31, 2013 and 72.9% during the corresponding period of 2012.

Gross profit of the Basic Petrochemicals segment increased by 17.8% during the three-month period ended March 31, 2013 and gross margin increased to 7.1% during the three-month period ended March 31, 2013 from 6.4% during the corresponding period of 2012.

Cost of Products Sold and Gross Profit of Polyolefins Segment

Cost of products sold of the Polyolefins segment increased by 9.5% during the three-month period ended March 31, 2013, primarily as a result of (1) the effects on this segment’s average cost of ethylene of the 6.3% increase in the average Western Europe contract price of ethylene in euros, as reported by IHS, (2) the effects on this segment’s average cost of propylene of the 0.9% increase in the average Western Europe contract price of propylene in euros, as reported by IHS, (3) the effects of the average depreciation of the real against the euro, (4) the effects on this segment’s average cost of propylene of the 9.2% increase in the average North American contract price of propylene in U.S. dollars, as reported by IHS, and (5) the effects of the average depreciation of the real against the U.S. dollar. The effects of these factors were partially offset by the 4.9% decline in the total sales volume of our Polyolefins segment.

Gross profit of the Polyolefins segment increased by 192.1% during the three-month period ended March 31, 2013, and gross margin increased to 11.6% during the three-month period ended March 31, 2013 from 4.7% during the corresponding period of 2012.

Cost of Products Sold and Gross Profit of USA and Europe Segment

Cost of products sold of the USA and Europe segment increased by 24.6% during the three-month period ended March 31, 2013, primarily as a result of (1) the 0.7% increase in polypropylene sales volume recorded by this segment, (2) the effects on this segment’s average cost of propylene of the 9.2% increase in the average North American contract price of propylene in U.S. dollars, as reported by IHS and (3) the effects of the average depreciation of the real  against the U.S. dollar.

Gross profit of the USA and Europe segment increased by 6.4% during the three-month period ended March 31, 2013, while gross margin declined to 5.9% during the three-month period ended March 31, 2013 from 6.8% during the corresponding period of 2012.

Cost of Products Sold and Gross Profit of Vinyls Segment

Cost of products sold of the Vinyls segment increased by 33.5% during the three-month period ended March 31, 2013, primarily due to (1) a 14.5% increase in the total sales volume of our Vinyls Unit, and (2) the effects on our Vinyls Unit’s average cost of ethylene of the 6.3% increase in the average Western Europe contract price of ethylene in euros, as reported by IHS, and (3) the effects of the average depreciation of the real against the euro.

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Gross profit of the Vinyls segment increased by 900.0% during the three-month period ended March 31, 2013, and gross margin increased to 7.9% during the three-month period ended March 31, 2013 from 1.1% during the corresponding period of 2012.

Selling Expenses

Selling expenses increased by 9.5% during the three-month period ended March 31, 2013, primarily as a result of a shift in the mix of products sold as compared to the corresponding period in 2012. Selling expenses as a percentage of net sales revenue remained stable at 1.1% during the three-month periods ended March 31, 2013 and 2012.

Distribution Expenses

Distribution expenses increased by 12.9% during the three-month period ended March 31, 2013, primarily as a result of (1) our incurrence of lease expenses related to 1,400 railcars that we began leasing in the fourth quarter of 2012 following our sale of our owned railcars; and (2) an increase in our storage expenses as a result of increases in per-unit warehousing costs beginning the fourth quarter of 2012. Distribution expenses as a percentage of net sales revenue remained stable at 1.6% during the three-month periods ended March 31, 2013 and 2012.

General and Administrative Expenses

General and administrative expenses increased by 2.3% during the three-month period ended March 31, 2013, primarily as a result of the success of our efforts to reduce fixed expenses despite the effects of inflationary pressures. General and administrative expenses as a percentage of net sales revenue declined to 2.5% during the three-month period ended March 31, 2013 from 2.9% during the corresponding period of 2012.

Research and Development Expenses

Research and development expenses increased by 0.8% during the three-month period ended March 31, 2013. Research and development expenses as a percentage of net sales revenue remained stable at 0.3% during the three-month periods ended March 31, 2013 and 2012.

Equity in Results of Investees

Equity in results of investees was a loss of R$4.7 million during the three-month period ended March 31, 2013 compared to a loss of R$2.1 million during the corresponding period of 2012.

Other Operating (Expenses) Income, Net

Other operating expenses, net was R$29.0 million during the three-month period ended March 31, 2013 compared to other operating income, net of R$191.9 million during the corresponding period of 2012, principally as a result of our recording as other operating income during the three-month period ended March 31, 2012 of R$236.0 million in indemnification that Sunoco Chemicals, Inc., or Sunoco, agreed to pay as a result of its termination of our feedstock supply agreement under which Sunoco provided propylene to one of our polypropylene plants in the United States.

Operating Income

As a result of the foregoing:

•      operating income of the Basic Petrochemical segment increased by 13.4% to R$284.2 million during the three-month period ended March 31, 2013 from R$250.6 million during the corresponding period of 2012, and the operating margin of the Basic Petrochemical segment increased to 4.7% during the three-month period ended March 31, 2013 from 4.4% during the corresponding period of 2012;

•      the Polyolefins segment recorded operating income R$243.3 million during the three-month period ended March 31, 2013 compared to an operating loss of R$69.1 million during the corresponding period of 2012, and the operating margin of the Polyolefins segment was 6.3% during the three-month period ended March 31, 2013 compared to a negative operating margin of 2.1% during the corresponding period of 2012;

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•      operating income of the USA and Europe segment declined by 15.1% to R$34.2 million during the three-month period ended March 31, 2013 from R$40.3 million during the corresponding period of 2012, and the operating margin of the USA and Europe segment declined to 2.1% during the three-month period ended March 31, 2013 from 3.1% during the corresponding period of 2012; and

•      the Vinyls segment recorded operating income of R$17.2 million during the three-month period ended March 31, 2013 compared to an operating loss of R$25.4 million during the corresponding period of 2012, and the operating margin of the Vinyls segment was 2.7% during the three-month period ended March 31, 2013 compared to a negative operating margin of 5.6% during the corresponding period of 2012.

Operating income on a consolidated basis increased by 45.0% during the three-month period ended March 31, 2013. As a percentage of net sales revenue, operating income increased to 4.7% during the three-month period ended March 31, 2013 from 3.7% during the corresponding period of 2012.

Net Financial Results

Net financial results increased by 0.1% to an expense of R$107.2 million during the three-month period ended March 31, 2013 from an expense of R$107.1 million during the corresponding period of 2012, primarily due to (1) the effects of a R$137.2 million adjustment to present value – appropriation during the three-month period ended March 31, 2013 as a result of the change of feedstock payment terms in the domestic market to 90 days and the corresponding segregation of financial charges relating to this extension of payment terms in accordance with the accounting standard for adjustment to present value, compared to an adjustment of R$9.4 million during the corresponding period of 2012, and (2) a 43.1% decline in interest income to R$34.4 million the three-month period ended March 31, 2013 from R$60.5 million during the corresponding period of 2012, primarily as a result of the decline of the CDI rate. The effects of these factors was partially offset by (1) the 25.2% increase in the net gain on exchange rate variation to R$327.3 million during the three-month period ended March 31, 2013 from R$261.3 million during the corresponding period of 2012 as a result of the reduction of the appreciation of the real against the U.S. dollar to 1.5% during the three-month period ended March 31, 2013 from 2.9% during the corresponding period of 2012, (2) a R$19.8 million net gain in net other financial income (expense) during the three-month period ended March 31, 2013 compared to a R$36.5 million expense during the corresponding period of 2012, and (3) a 46.4% decline in inflation adjustments on fiscal debts to R$24.9 million during the three-month period ended March 31, 2013 from R$46.5 million during the corresponding period of 2012 as a result of the advance payment in June 2012 of 72 payments under the tax refinancing program – Law 11,941/09, which reduced the outstanding balance of fiscal debts which are adjusted for inflation.

Income Tax and Social Contribution

The composite corporate statutory income tax and social contribution rate was 34% during the three-month periods ended March 31, 2013 and 2012. Income tax and social contribution expense increased by 78.5% to R$104.4 million during the three-month period ended March 31, 2013 from R$58.5 million during the corresponding period of 2012.

The effective tax rate applicable to our operating income was 31.5% during the three-month period ended March 31, 2013, primarily as a result of the effects of other permanent adjustments and our incurrence of non-deductible expenses, which reduced our effective tax rate by 2.8%.

The effective tax rate applicable to our operating income (including operating income of our discontinued operations) was 27.8% during the three-month period ended March 31, 2012, primarily as a result of the effects of other permanent adjustments and our incurrence of non-deductible expenses, which reduced our effective tax rate by 6.6%.

Revenue from Discontinued Operations

Discontinued operations consisted of the operations of (1) QuantiQ and IQAG, which formerly constituted the our distribution segment and which as of December 31, 2012 were held for sale, (2) our former subsidiary Cetrel, which we sold in December 2012, and (3) our former subsidiary Braskem Distibuidora, which we sold in December 2012. Results of discontinued operations were R$10.1 million during the three-month period ended March 31, 2012.

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Net Income

We recorded net income of R$226.8 million during the three-month period ended March 31, 2013, or 2.4% of net sales revenue, compared to net income of R$152.2 million, or 1.9% of net sales revenue, during the corresponding period of 2012.

Liquidity and Capital Resources

Our principal cash requirements for 2013 consist of the following:

•      servicing our indebtedness;

•      working capital requirements;

•      capital expenditures related to investments in operations, construction of new plant facilities, and maintenance and expansion of plant facilities; and

•      dividends on our shares, including in the form of interest attributable to shareholders’ equity.

Our principal sources of liquidity have traditionally consisted of the following:

•         cash flows from operating  activities;

•         short-term and long-term borrowings; and

•         sales of debt securities in domestic and international capital markets.

As of March 31, 2013, our consolidated cash and cash equivalents amounted to R$3,002.2 million. As of March 31, 2013, we had a net working capital deficit (defined as (1) current assets plus non-current assets held for sale, minus (2) current liabilities plus non-current liabilities held for sale) of R$337.5 million. Our negative working capital arises primarily as a result of the increase in short-term borrowings that we have incurred in connection with the development of the Ethylene XXI project in Mexico, which we intend to repay with the proceeds of our project finance facility upon the initial disbursement of funds under this facility.

Committed Sources of Cash

We have commitments from several financial institutions to provide us with financing in the future, including commitments from the Brazilian National Bank for Economic and Social Development (Banco Nacional do Desenvolvimento), or BNDES, to lend us funds under our revolving stand-by credit facilities (Contrato de Abertura de Limite de Crédito), or CALC facilities, described in “Item 5: Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness and Financing Strategy—Credit Facilities with BNDES” in the Braskem Annual Report. As of March 31, 2013, an aggregate principal amount of R$2.5 billion was available for disbursement under these facilities.

These commitments are subject to conditions precedent which we believe that we will be able to satisfy in connection with any amounts drawn under these facilities. We pay commitment fees to these financial institutions in connection with their commitments, other than our BNDES revolving stand-by credit facilities.

In addition, we have three revolving credit lines, under which no amounts were outstanding as of March 31, 2013. The first line, in the amount of US$350.0 million may be drawn at any time through November 2016. The second line, in the amount of US$250.0 million, may be drawn at any time through August 2016. The third line, in the amount of R$450.0 million, may be drawn at any time through December 2015.

Finally, we entered into a project finance facility to fund the development of Project Ethylene XXI. For more information regarding this facility, see “Item 4. Information on the Company—History and Development of Our Company—Agreements Relating to Project Ethylene XXI—Financing Agreements” in the Braskem Annual Report.

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Cash Flows

Cash Flows Provided by Operating Activities

Net cash used by operating activities was R$39.5 million during the three-month period ended March 31, 2013 compared to net cash provided by operating activities of R$1,437.1 million during the corresponding period of 2012. Net cash provided by operating activities declined by R$1,476.6 million primarily as a result of (1) the decline in trade payables of R$195.9 million during the three-month period ended March 31, 2013 compared to the R$2,096.9 million increase in trade payables during the corresponding period of 2012 as a result of better payment terms available to our company from our principal Brazilian supplier of raw materials, and (2) the effects of a R$526.2 million increase in inventories during the three-month period ended March 31, 2013 compared to a R$288.7 million increase during the corresponding period of 2012, which resulted from increases in our inventories in the first quarter of 2013 to ensure that we will be able to serve our customers in the domestic polyolefin market during the scheduled maintenance shutdown of one of our polypropylene plants in the São Paulo Complex, which is scheduled to occur in July 2013.

The effects of these factors were partially offset by (1) the effects of a R$119.8 million increase in trade accounts receivable during the three-month period ended March 31, 2013 compared to a R$578.3 million increase during the corresponding period of 2012, and (2) the effects of the R$223.6 million increase in advances from customers during the three-month period ended March 31, 2013 compared to a R$17.2 million increase during the corresponding period of 2012.

Cash Flows Used in Investing Activities

Investing activities used net cash of R$922.9 million during the three-month period ended March 31, 2013. During the three-month period ended March 31, 2013, investing activities for which we used cash on a consolidated basis primarily consisted of (1) investments of R$811.0 million in our Ethylene XXI project, (2) investments of R$159.7 million to perform maintenance on our plants during scheduled shutdowns, (3) investments of R$52.2 million in equipment replacement, and (4) investments of R$24.9 million in productivity and safety improvements. Our investing activities generated cash during the three-month period ended March 31, 2013 as a result of our sale of investments in the amount of R$163.0 million and held-for-trading and available-for-sale financial investments in the amount of R$15.1 million.

Cash Flows Used in Financing Activities

Financing activities used net cash of R$670.6 million during the three-month period ended March 31, 2013. During the three-month period ended March 31, 2013:

•         we borrowed R$200.0 million aggregate principal amount in January 2013 under an export prepayment facility that we entered into with certain international financial institutions in December 2012;

•         we borrowed R$467.5 million aggregate principal amount under seven export credit export notes that we entered into in February and March 2013; and

•         we borrowed an aggregate of US$243.0 million under three short term loans during the first quarter of 2013.

During the three-month period ended March 31, 2013, we used cash primarily:

•         to prepay R$320.9 million, representing all principal amounts and interest outstanding under two export credit note facilities; and

•         to make other scheduled payments and prepayments under various of our outstanding debt instruments.

On August 13, 2012, our board of directors authorized a share repurchase program under which we were authorized to repurchase up to 13,376,161 class A preferred shares at market prices over the BM&FBOVESPA at any time and from time to time prior to August 28, 2013. Shares that were repurchased will be held in treasury and may be resold or cancelled. We did not repurchase any class A preferred shares under this share repurchase program during the three-month period ended March 31, 2013.

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Indebtedness

At March 31, 2013, our total outstanding consolidated indebtedness, net of transaction costs, was R$18,106.7 million, consisting of R$2,383.2 million of short-term indebtedness, including current portion of long-term indebtedness (13.2% of our total indebtedness), and R$15,723.5 million of long-term indebtedness (86.8% of our total indebtedness). On a consolidated basis, our real-denominated indebtedness at March 31, 2013 was R$5,444.0 million (30.1% of our total indebtedness), and our foreign currency-denominated indebtedness was R$12,662.7 million (69.9% of our total indebtedness).

Short-Term Indebtedness

Our consolidated short-term debt, including current portion of long-term debt, was R$2,383.2 million as of March 31, 2013.

We maintain short-term finance lines denominated in reais  with a number of financial institutions in Brazil. Although we have no committed lines of credit with these financial institutions, we believe that we will continue to be able to obtain sufficient credit to finance our working capital needs based on our relationships with these financial institutions and current market conditions. As of March 31, 2013, the consolidated outstanding balance under our short-term finance lines denominated in reais  was R$982.4 million.

In addition, we have borrowed US$439.0 million under four credit agreements with three international financial institutions. The principal amounts under these loans is due on various dates in June 2013 and September 2013. These loans bear interest at rates floating rate of LIBOR plus margins of 1.00% or 1.10% per annum. As of March 31, 2013, the aggregate outstanding balance under these credit agreements was US$440.4 million.

Long-Term Indebtedness

Our principal sources of long-term debt are:

•      fixed-rate notes issued in the international market;

•      export credit notes;

•      credit facilities with BNDES;

•      bank credit facilities;

•      project financing;

•      BNB/FINAME/FINEP/FUNDES; and

•      export prepayment facilities.

Some of these instruments also contain other covenants that could restrict, among other things, the ability of our company and most of our subsidiaries to incur liens or merge or consolidate with any other person or sell or otherwise dispose of all or substantially all of our assets. In addition, the instruments governing a substantial portion of our indebtedness contain cross-default or cross-acceleration clauses, such that the occurrence of an event of default under one of these instruments could trigger an event of default under other indebtedness or enable the creditors under other indebtedness to accelerate that indebtedness.

As of March 31, 2013, R$2,851.5 million of our real-denominated debt and R$470.3 million of our foreign currency-denominated debt was secured. In order to secure this debt, we have pledged certain of our property and equipment and certain of our accounts receivable. The security arrangements for our secured debt vary depending on the transaction.

The following discussion briefly describes the significant financing transactions entered into by our company since December 31, 2012. For a summary of the terms of our material outstanding indebtedness as of December 31, 2012, see “Item 5: Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness and Financing Strategy—Long-Term Indebtedness” in the Braskem Annual Report.

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Fixed-Rate Notes

We have issued fixed-rate debt securities in the international market. All of these securities pay interest semi-annually in arrears, except for our perpetual bonds on which interest is payable quarterly in arrears. The table below sets forth our outstanding fixed-rate debt securities, the outstanding principal amount of these securities and their maturity dates.

Security	Outstanding Principal Amount at March 31, 2013	Final Maturity
	(in millions of U.S. dollars)

11.75% Notes due 2014	78.9	January 2014
9.375% Notes due 2015	65.1	June 2015
8.00% Notes due 2017	130.2	January 2017
7.250% Notes due 2018(1)	500.0	June 2018
7.00% Notes due 2020(1)	747.5	May 2020
5.75% Notes due 2021(1)	997.5	April 2021
5.375% Notes due 2022(1)	500.0	May 2022
7.125% Notes due 2041(2)	750.0	July 2041
7.375% Perpetual Bonds(1)	700.0	—

____________________________

(1)   Represents notes issued by Braskem Finance and guaranteed by Braskem.

(2)   Represents notes issued by Braskem America Finance and guaranteed by Braskem.

Export Credit Note Facilities

We have entered into a several credit export note facilities. The table below sets forth our significant outstanding credit export note facilities, the amount outstanding under these facilities, the interest rate applicable to these facilities, the amortization schedule of these facilities and their maturity dates.

Issue Date	Outstanding Principal and Interest as of March 31, 2013	Interest Rate	Amortization Schedule	Final Maturity
	(in millions of reais)

February 2011	241.8	99% of CDI	Annual (1)	February 2014
June 2010	260.6	12.13%	Bullet maturity	June 2014
June 2012	105.5	103% of CDI	Bullet maturity	June 2014
February 2013	101.1	8.00%	Bullet maturity	February 2016
February 2013	101.9	8.00%	Bullet maturity	February 2016
February 2013	101.8	8.00%	Bullet maturity	February 2016
September 2012	310.8	103% of CDI	Bullet Maturity	September 2015
April 2007(3)	104.5	7.87%	Bullet maturity	March 2018
November 2006(3)	162.0	8.1%	Bullet maturity	May 2018
April 2011	456.5	112.5% of CDI	Bullet maturity	April 2019
May 2007(3)	155.0	7.85%	Bullet maturity	May 2019
August 2011	402.4	112.5% of CDI	Bullet maturity	August 2019
January 2008(3)	305.6	7.3%	Bullet maturity	February 2020

____________________________

(1)   Principal of this facility is due in payments of R$50.0 million in February 2013 and R$200.0 million in February 2014.

(2)   Facility denominated in U.S. dollars.

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Credit Facilities with BNDES

Term Loan Facilities

As of March 31, 2013, the principal amount outstanding under our term loan facilities with BNDES was R$1,344.3 million. We have not entered into any material term loan facilities with BNDES since December 31, 2012. For a summary of the terms of our material outstanding term loan facilities with BNDES as of December 31, 2012, see “Item 5: Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness and Financing Strategy—Credit Facilities with BNDES” in the Braskem Annual Report.

Revolving Stand-by Credit Facilities

As of March 31, 2013, the principal amount outstanding under our revolving stand-by credit facilities with BNDES was R$1,449.0 million. We have not entered into any material revolving stand-by credit facilities with BNDES or drawn any material amounts under our existing revolving stand-by credit facilities with BNDES since December 31, 2012. For a summary of the terms of our material outstanding revolving stand-by credit facilities with BNDES as of December 31, 2012, see “Item 5: Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness and Financing Strategy—Credit Facilities with BNDES” in the Braskem Annual Report.

Revolving Credit Facility

In addition to the revolving credit facilities described under “Item 5: Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness and Financing Strategy— Revolving Credit Facility” in the Braskem Annual Report, we also entered into a revolving credit facility agreement in August 2011, consisting of five loans in equal amounts from certain international financial institutions in an aggregate principal amount of US$250.0 million. The loan proceeds will be used to finance the manufacturing and/or sale of chemical, petrochemical and ethanol-based products. The loans bear interest at floating rates based on LIBOR plus 1.20% per annum. Principal on these loans is due upon maturity in August 2016. As of March 31, 2013, there was no aggregate outstanding amount under this credit facility.

Bank Credit Facilities

As of March 31, 2013, the principal amount outstanding under our other long-term U.S. dollar denominated borrowings was US$250.0 million. We have not entered into any material long-term bank credit facilities since December 31, 2012. For a summary of the terms of our material outstanding bank credit agreements as of December 31, 2012, see “Item 5: Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness and Financing Strategy— Bank Credit Facilities” in the Braskem Annual Report.

Export Prepayment Agreements

We have entered into a three export prepayment agreements. The table below sets forth our significant outstanding export prepayment agreements, the outstanding principal amount of these facilities, the interest rate applicable to these facilities, the amortization schedule of these facilities and their maturity dates.

Issue Date	Outstanding Principal Amount as of March 31, 2013	Interest Rate	Amortization Schedule	Final Maturity
	(in millions of U.S. dollars)

May 2010	150.0	LIBOR + 2.40%	Bullet maturity	May 2015
December 2010	100.0	LIBOR + 2.47%	Semi-annual (1)	December 2017
December 2012	200.0	LIBOR + 1.10%	Semi-annual (2)	November 2022

____________________________

(1)   Amortization on this facility commences in December 2015.

(2)   Amortization on this facility commences in May 2013.

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The Brazilian federal government recently made important changes to the regulatory regime applicable to new export prepayment agreements. For more information, see “Item 5: Operating and Financial Review and Prospects —Principal Factors Affecting Our Results of Operations—Recent Changes to Brazilian Regulations Applicable to Export Prepayment Financings” in the Braskem Annual Report.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 31, 2013
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.